SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

KADANT, INC. ______________________________________________________________________________ (Name of Issuer)

Shares of Common Stock, par value $0.01 per share ______________________________________________________________________________ (Title of Class of Securities)

48282T104 ______________________________________________________________________________ (CUSIP Number)

December 31, 2001 ______________________________________________________________________________ (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          ☒    Rule 13d-1(b)
          ☐    Rule 13d-1(c)
          ☐    Rule 13d-1(d)

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CUSIP No. 48282T104	13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Reid S. Walker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 570,000
	6	SHARED VOTING POWER 106,400
	7	SOLE DISPOSITIVE POWER 570,000
	8	SHARED DISPOSITIVE POWER 106,400
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 676,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12		TYPE OF REPORTING PERSON* HC

          *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 48282T104	13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) G. Stacy Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 570,000
	6	SHARED VOTING POWER 106,400
	7	SOLE DISPOSITIVE POWER 570,000
	8	SHARED DISPOSITIVE POWER 106,400
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 676,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12		TYPE OF REPORTING PERSON* HC

          *SEE INSTRUCTIONS BEFORE FILLING OUT

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SCHEDULE 13G

          This Schedule 13G (the "Schedule 13G") is being filed on behalf of Mr. Reid S. Walker and Mr. G. Stacy Smith, the principals of WS Capital, L.L.C. ("WS Capital") and WSV Management, L.L.C. ("WSV"), both Texas limited liability companies, relating to shares of common stock of Kadant, Inc. (the "Issuer").

          This Schedule 13G relates to shares of Common Stock of the Issuer purchased by (1) WS Capital for the account of (i) Walker Smith Capital Master Fund ("Walker Smith Capital"), a Texas general partnership composed of Walker Smith Capital, L.P. and Walker Smith Capital (QP), L.P., both Texas limited partnerships, and (ii) Walker Smith International, Ltd. ("Walker Smith International") and (2) WSV for the account of (i) WS Opportunity Master Fund ("WS Opportunity") a Texas general partnership composed of WS Opportunity Fund, L.P. and WS Opportunity Fund (QP), L.P., both Texas limited partnerships, and (ii) WS Opportunity International Fund, Ltd. ("WS Opportunity International"). WS Capital Management, L.P. ("WS Capital Management"), a Texas limited partnership, is the general partner of Walker Smith Capital, L.P. and Walker Smith Capital (QP), L.P. and the investment manager of Walker Smith International. WS Capital is the general partner of WS Capital Management. WS Ventures Management, L.P. ("WSVM") is the general partner of WS Opportunity Fund, L.P. and WS Opportunity Fund (QP), L.P., and the investment manager of WS Opportunity International. WSV is the general partner of WSVM.

Item 1(a)	Name of Issuer.
Kadant, Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices.
245 Winter Street Waltham, MA 02451
Item 2(a)	Name of Person Filing.
Reid S. Walker and G. Stacy Smith
Item 2(b)	Address of Principal Business Office, or, if none, Residence.
300 Crescent Court, Suite 880 Dallas, Texas 75201
Item 2(c)	Citizenship or Place of Organization.
Reid S. Walker and G. Stacy Smith are the principals of WS Capital and are United States citizens.
Item 2(d)	Title of Class of Securities.
Common Stock, par value $0.01 per share (the "Common Stock").
Item 2(3)	CUSIP Number.
48282T104

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Item 3		If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	☒	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).
Item 4		Ownership.
(a)

Messrs. Walker and Smith are the beneficial owners of 676,400 shares of Common Stock, which includes 570,000 shares of Common Stock beneficially owned by WS Capital and WS Capital Management, and held by Walker Smith Capital and Walker Smith International and 106,400 shares of Common Stock beneficially owned by WSV for the accounts of WS Opportunity and WS Opportunity International.

(b)

Messrs. Walker and Smith are the beneficial owners of 5.5% (determined by dividing 676,400 shares of Common Stock presently beneficially owned by Messrs. Walker and Smith by 12,227,147 shares of Common Stock issued and outstanding as of October 29, 2001, according to the Issuer's Quarterly Report on Form 10Q filed November 9, 2001) of the outstanding shares of Common Stock.

(c)

WS Capital as general partner of WS Capital Management has the sole power to vote and dispose of the 570,000 Shares of Common Stock beneficially owned by them and held by Walker Smith Capital and Walker Smith International. As the principals of WS Capital Messrs. Walker and Smith may direct the vote and disposition of the 570,000 shares of Common Stock beneficially owned by WS Capital. Messrs. Walker and Smith have shared power to vote and dispose of the 106,400 shares of Common Stock beneficially owned by WSV.

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Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8	Identification and Classification of Members of the Group.
Inapplicable.
Item 9	Notice of Dissolution of Group.
Inapplicable.
Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement dated February __, 2002 between Reid S. Walker and G. Stacy Smith.

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SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  February __, 2002

______________________________________ Reid S. Walker

______________________________________ G. Stacy Smith

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